# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shengfeng Development Limited, CIK 0001863218
CUSIP: G8117B101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 478 Fuxin East Road, Jin'an District, Fuzhou, China (F4), 350001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002010521

## Reporting persons
- Double Sun Capital Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2,846,011; sole dispositive power 0; shared dispositive power 2,846,011; aggregate amount beneficially owned 2,846,011 (7% of the class)
  Comment: Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of February 19, 2026, which information was provided by the Issuer to the Reporting Persons on February 19, 2026.
- Yiping Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,846,011; sole dispositive power 0; shared dispositive power 2,846,011; aggregate amount beneficially owned 2,846,011 (7% of the class)
  Comment: Line 6 represents 2,846,011 Class A Ordinary Shares held through Double Sun Capital Limited, which is 100% owned by Yiping Wu, as of February 19, 2026. Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of February 19, 2026, which information was provided by the Issuer to the Reporting Persons on February 19, 2026.

## Item 1. Issuer
Name of issuer: Shengfeng Development Limited
Address of issuer's principal executive offices: Shengfeng Building, No. 478 Fuxin East Road, Jin'an District, Fuzhou City, Fujian Province, People's Republic of China, 350001

## Item 2. Person Filing
Name of person filing:
(i) Double Sun Capital Limited

(ii) Yiping Wu
Address of principal business office or, if none, residence:
(i) Double Sun Capital Limited
4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands

(ii) Yiping Wu
4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
(i) Double Sun Capital Limited
British Virgin Islands

(ii) Yiping Wu
China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Double Sun Capital Limited: /s/ Yiping Wu, Yiping Wu/Director (02/19/2026)
- Yiping Wu: /s/ Yiping Wu, Yiping Wu (02/19/2026)